


12060595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22371

SEC Mail Processing Section RECEIVED APR 30 2012 Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2011 AND ENDING 02/29/2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OSCAR GRUSS & SON INCORPORATED**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

292 MADISON AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEEPAK TEJWANEY 212-514-2432
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Deepak Tejwaney**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Oscar Gruss & Son Incorporated** as of **February 29, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

JULIA FULCO
NOTARY PUBLIC, State of New York
No. 01FU6003792
Qualified in Queens County
Commission Expires March 9, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Independent Auditor's Report

To the Board of Directors and Stockholders
Oscar Gruss & Son Incorporated
New York, New York

We have audited the accompanying consolidated statement of financial condition of Oscar Gruss & Son Incorporated (the "Company") as of February 29, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated as of February 29, 2012 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
April 27, 2012

Oscar Gruss & Son Incorporated

Consolidated Statement of Financial Condition
February 29, 2012

ASSETS	
Cash and Cash Equivalents	$ 9,971,536
Investments, at fair value	763,710
Due From Clearing Broker	406,458
Commission Receivable From Other Broker-Dealers	48,653
Management Fees Receivable	1,594,969
Property and Equipment, at cost (net of accumulated depreciation/ amortization of $3,245,987)	388,119
Other	536,439
Total assets	$ 13,709,884
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accrued compensation payable	$ 4,153,411
Accounts payable and accrued expenses	1,327,087
Other	139,299
Total liabilities	5,619,797
Commitments and Contingencies	
Subordinated Borrowings	3,000,000
Stockholders' Equity:	
Common stock - no par value; authorized 20,000 shares, issued and outstanding 18,536 shares	433,931
Additional paid-in capital	3,612,999
Retained earnings	1,043,157
Total stockholders' equity	5,090,087
Total liabilities and stockholders' equity	$ 13,709,884

See Notes to Consolidated Statement of Financial Condition.

Oscar Gruss & Son Incorporated

Notes to Consolidated Statement of Financial Condition

Note 1. Operations and Principal Business Activity

Oscar Gruss & Son Incorporated (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations, and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a market-maker on the Nasdaq Global Market. The Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Marketfield Asset Management, LLC (the "Advisor") is a wholly owned subsidiary of the Company and is the investment advisor for the Marketfield Fund and the Marketfield Fund, Ltd. (collectively, the "Marketfield Funds"). The Advisor was the investment advisor for the Marketfield Credit Master Fund, Ltd. and the Marketfield Credit Fund, Ltd. through June 2011. The Advisor is registered with the SEC pursuant to the Investment Advisers Act of 1940.

The Company is a nonclearing broker-dealer and is exempt from the provisions of Rule 15c3-3 as all customer accounts are carried by the Company's clearing broker.

Note 2. Significant Accounting Policies

Basis of Accounting: The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the "Codification" or "ASC."

The consolidated statement of financial condition includes the accounts of the Company and the Advisor. All material intercompany transactions and balances have been eliminated.

Use of Estimates: In preparing financial statements in conformity with GAAP, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase. From time to time, the Company's account balance held at financial institutions exceeds Federal Deposit Insurance Corporation's ("FDIC") insurance coverage of $250,000 and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. As of February 29, 2012, the Company had $9,221,536 in excess of the covered amount by FDIC insurance.

Revenue Recognition: The Company earns commissions and advisory fees. Commissions and related expenses are earned from executing client transactions on stock, options and futures markets and are recognized on a trade-date basis as securities transactions occur. Advisory fees are earned by the Company's wholly owned subsidiary, the Advisor, from the Marketfield Funds, and are received monthly.

Investments: Investments are valued at fair value, and securities not readily marketable are valued at fair value using methods determined in good faith by the Company. Because of the inherent uncertainty of valuation for these investments, the Company's estimates of fair value may differ from the value that would have been used had a ready market existed for the investments, and the differences could be material.

Property and Equipment: Depreciation is provided for on a straight-line basis using the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 2. Significant Accounting Policies (Continued)

Foreign Currency Translation: Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Commission revenue and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Recently Issued Accounting Pronouncement: In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Note 3. Income Taxes

Income Taxes: The Company is subject to federal, state and local income taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions taken are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended February 29, 2012, management has determined that there are no material uncertain income tax positions. The Company is not subject to examination by U.S. federal, state or local tax authorities for tax years before 2008.

Deferred Taxes: Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Note 4. Fair Value

Guidance provided by the FASB defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Note 4. Fair Value (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of February 29, 2012:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents:				
Money market	$ 4,075,403	$ 4,075,403	$ -	$ -
Investments:				
Mutual fund	$ 721,175	$ 721,175	$ -	$ -
Equity securities	42,535	42,535	-	-
Investments, at fair value	$ 763,710	$ 763,710	$ -	$ -

The Company assesses the levels of investments at each measurement date, and transfers between levels are recognized on the actual date of the event that caused the transfers in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended February 29, 2012, there were no transfers during the year.

Note 5. Due From Clearing Broker

The clearing and depository operations for the Company's securities transactions are provided by a clearing broker pursuant to clearance agreements. At February 29, 2012, the receivable from the clearing broker represents cash maintained at the clearing broker and receivable for commissions earned.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of February 29, 2012, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At February 29, 2012, these balances were fully collateralized by securities owned by the customers.

Note 6. Property and Equipment

Property and equipment, at cost, consists of the following:

Leasehold improvements	$ 285,086
Furniture	233,997
Computer and phone equipment	3,057,498
Software	57,525
	3,634,106
Less accumulated depreciation/amortization	3,245,987
	$ 388,119

Note 7. Subordinated Borrowings

Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. These loans have been established with stockholders of the Company in individual loan amounts varying from $25,000 to $987,500 and bear interest at a rate of 10% per annum; the aggregate outstanding loan amount of $3,000,000 is due in full on December 31, 2013.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Note 8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000, or an amount based on the number of and price of underlying securities in which it makes a market.

At February 29, 2012, the Company had net capital of $7,011,861, which was $6,761,861 in excess of the minimum net capital required.

Note 9. Related Party Transactions

Investment with a fair value of $721,175 represents an investment in the Marketfield Fund, which is a mutual fund regulated under the Investment Company Act of 1940.

Note 10. Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees of the Company. Covered employees are permitted, within limitations imposed by the Code, to make pretax contributions to the Plan pursuant to salary reduction agreements. The Plan is a noncontributory plan.

Note 11. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 12. Commitments and Contingencies

The Company leases office space in New York and Connecticut. The future minimum annual rental payments under all leases are as follows:

Year ending February 28/29,	
2013	$ 460,919
2014	462,706
2015	417,393
2016	246,592
	$ 1,587,610

The leases are subject to various escalation clauses for real estate taxes and electricity.

In the normal course of business, the Company is a defendant in various lawsuits. In the opinion of management, these suits are without substantial merit and should not result in judgments that, in the aggregate, would have a material adverse effect on the Company's consolidated financial statements.

Note 13. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through April 27, 2012, the date the financial statements were available to be issued.